# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ernexa Therapeutics Inc., CIK 0000748592
CUSIP: 114082209
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-127707
Filed by CIK 0001989492

## Reporting persons
- IAF, LLC: type of reporting person: other (OO); citizenship or place of organization: South Carolina (SC); sole voting power 3,255,421; shared voting power 0; sole dispositive power 3,255,421; shared dispositive power 0; aggregate amount beneficially owned 3,255,421 (5.2% of the class)
  Comment: Row 11 is calculated based on 62,363,763 shares of the Common Stock of the Issuer outstanding as of May 7, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on May 7, 2025.
  
  The number of shares beneficially owned in Rows 5, 7 and 9 and the number of shares outstanding for purposes of Row 11 do not include shares that will be issued to the Reporting Person pursuant to that certain Securities Purchase Agreement dated as of March 31, 2025 between the Issuer and the purchasers identified on the signature pages thereto, including the Reporting Person, following the receipt of stockholder approval at the Issuer's annual meeting of stockholders to be held on June 2, 2025.

## Item 1. Issuer
Name of issuer: Ernexa Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street Suite 18A Cambridge, MA, 02141

## Item 2. Person Filing
Name of person filing: IAF, LLC
Address of principal business office or, if none, residence: c/o 115 Church Street, Charleston, South Carolina 29401
Citizenship: SC

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the Reporting Person's cover page to this Schedule 13G.
Percent of class: See Row 11 of the Reporting Person's cover page to this Schedule 13G.
Sole power to vote or to direct the vote: See Row 5 of the Reporting Person's cover page to this Schedule 13G.
Shared power to vote or to direct the vote: See Row 6 of the Reporting Person's cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: See Row 7 of the Reporting Person's cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: See Row 8 of the Reporting Person's cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- IAF, LLC: /s/ Edward G. R. Bennett, Edward G. R. Bennett, Authorized Person (05/14/2025)